SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the Joint Consolidated Reply dated May 7, 2014 in “Roy v. SEC and PLDT” (SC GR No. 207246).	4

Exhibit 1

May 13, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We wish to advise that the Company has received a Joint Consolidated Reply dated May 7, 2014 in “Roy v. SEC and PLDT” (SC GR No. 207246), pending with the Supreme Court, where the petitioner and the petitioner-in-intervention have incorporated an application for the Court to issue a temporary restraining order (TRO) against the holding of PLDT’s annual stockholders’ meeting for this year. According to the application, the meeting should not be held because to do so would be to let PLDT’s shareholders elect its directors for the ensuing year in a manner contrary to the non-dispositive (and non-binding obiter dicta) pronouncements of the Supreme Court in Gamboa v. Teves et al., (SC GR No. 176579) which require Filipinos to hold 60% of both legal and beneficial interests in every class of shares when computed according to the grandfather, rather than the control, rule.

The Company yesterday filed a motion asking the Court for 10 days from May 12, or up to May 22, to submit both a consolidated rejoinder to the joint consolidated reply as well as an opposition to the application for a TRO.

The Company has been advised by its counsels of record that the TRO application is completely baseless on its face and should be denied in its entirety because PLDT is in full compliance with both the binding Gamboa dispositive order as well as the Securities and Exchange Commission’s Memorandum Circular No. 8 implementing that decision and the applicants have, consequently, plainly failed to allege either a clear right to the injunctive relief they have prayed for or any impending irreparable injury that they will sustain by its denial.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 13, 2014

Securities and Exchange Commission
SEC Building
Edsa near Ortigas Avenue,
Mandaluyong City

Attention: Atty. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We wish to advise that the Company has received a Joint Consolidated Reply dated May 7, 2014 in “Roy v. SEC and PLDT” (SC GR No. 207246), pending with the Supreme Court, where the petitioner and the petitioner-in-intervention have incorporated an application for the Court to issue a temporary restraining order (TRO) against the holding of PLDT’s annual stockholders’ meeting for this year. According to the application, the meeting should not be held because to do so would be to let PLDT’s shareholders elect its directors for the ensuing year in a manner contrary to the non-dispositive (and non-binding obiter dicta) pronouncements of the Supreme Court in Gamboa v. Teves et al., (SC GR No. 176579) which require Filipinos to hold 60% of both legal and beneficial interests in every class of shares when computed according to the grandfather, rather than the control, rule.

The Company yesterday filed a motion asking the Court for 10 days from May 12, or up to May 22, to submit both a consolidated rejoinder to the joint consolidated reply as well as an opposition to the application for a TRO.

The Company has been advised by its counsels of record that the TRO application is completely baseless on its face and should be denied in its entirety because PLDT is in full compliance with both the binding Gamboa dispositive order as well as the Securities and Exchange Commission’s Memorandum Circular No. 8 implementing that decision and the applicants have, consequently, plainly failed to allege either a clear right to the injunctive relief they have prayed for or any impending irreparable injury that they will sustain by its denial.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,971			N/A
As of April 30, 2014
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 13, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 13, 2014